SECU 10026120 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CN

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SEC FILE NUMBER
8- 612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAMILY INCOME PLANNING, INC.

OFFICIAL USE ONLY
1783
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 N.W. BROAD STREET
(No. and Street)

SOUTHERN PINES (City) NORTH CAROLINA (State) 28387 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE M. WESTBROOK (910) 692-8271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCKNIGHT WOOD & GUY, P.A.
(Name – *if individual, state last, first, middle name*)

211 EAST FORKS RD., SUITE 112, RALEIGH NORTH CAROLINA 27609-7742
(Address) (City) (State) (Zip Code)

Mail Processing Section
FEB 26 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JACQUELINE M. WESTBROOK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAMILY INCOME PLANNING, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public My comm exp 7/28/14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAMILY INCOME PLANNING, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Years Ended December 31, 2009 and 2008

Family Income Planning, Inc.

Audited Financial Statements
and Other Financial Information

For the years ended December 31, 2009 and 2008

Contents

McKNIGHT WOOD & GUY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Thomas G. McKnight, CPA
Stephen M. Guy, CPA

Fred P. Wood, Jr., CPA (Retired)

211 E. Six Forks Road, Suite 112
Raleigh, North Carolina 27609-7743
919-828-7722 Fax 919-828-7758
www.mwgpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Family Income Planning, Inc.
Southern Pines, North Carolina

We have audited the accompanying statements of financial condition of Family Income Planning, Inc., as of December 31, 2009 and 2008 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Income Planning, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary section is presented for purpose of analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

McKnight Wood & Guy, P.A.

McKnight Wood & Guy, P.A.

February 18, 2010

FAMILY INCOME PLANNING, INC.
STATEMENTS OF FINANCIAL CONDITION
For the years ended December 31, 2009 and 2008

	2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 24,000	$ 25,147
Marketable securities	11,359	12,815
Total Current Assets	35,359	37,962
Property and equipment	78,074	78,074
Less: accumulated depreciation	(78,074)	(78,074)
Total Assets	**$ 35,359**	**$ 37,962**

	2009	2008
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Payroll taxes	$ 492	$ 310
Accrued expenses	500	2,785
Total Current Liabilities	992	3,095
Stockholder's Equity:		
Common Stock, $1 par value, 200 shares authorized, 200 issued and outstanding	200	200
Paid in capital	60,972	57,972
Retained Earnings (Deficit)	(24,056)	(22,011)
Net unrealized gains (loss) on marketable securities	(2,749)	(1,294)
Total Stockholder's Equity	34,367	34,867
Total Liabilities and Stockholder's Equity	**$ 35,359**	**$ 37,962**

See Accountants' Report and Notes to Financial Statements.

FAMILY INCOME PLANNING, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended December 31, 2009 and 2008

	2009	2008
REVENUES	$ 92,458	$ 135,488
EXPENSES		
Officer's salary	3,673	1,624
Other salaries	20,752	58,764
Auto expense	1,531	2,531
Dues and publications	4,143	3,240
Repairs and maintenance	5,842	3,145
Telephone and utilities	7,975	7,161
Advertising	375	471
Office expense	8,280	11,070
Employee medical insurance	7,892	10,613
Legal and accounting	1,700	1,600
Rent	6,202	7,050
Commission	27,617	39,643
Payroll taxes	1,448	4,980
Insurance	75	1,867
Taxes and licenses	4,376	1,001
Depreciation	-	1,000
Miscellaneous expense	552	4,651
Total Expenses	102,433	160,411
OPERATING INCOME (LOSS)	**(9,975)**	**(24,923)**
Other income (expense)		
Dividends and interest	28	526
Gain/(loss) on sale of securities	-	4,233
Gain on sale of asset	2,618	
Miscellaneous	5,284	974
TOTAL OTHER INCOME (EXPENSE)	**7,930**	**5,733**
NET INCOME(LOSS) BEFORE INCOME TAXES	**(2,045)**	**(19,190)**
Provision for income taxes	-	-
NET INCOME (LOSS) AFTER INCOME TAXES	**(2,045)**	**(19,190)**
Beginning Retained Earnings (Deficit)	**(22,011)**	**(2,821)**
Ending Retained Earnings (Deficit)	**$ (24,056)**	**$ (22,011)**

See Accountants' Report and Notes to Financial Statements.

FAMILY INCOME PLANNING, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (2,045)	$ (19,190)
Adjustments to reconcile net Income to net cash provided (used) by operating activities:		
(Gain)/loss on sale of marketable securities	-	(1,563)
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expense	(2,102)	(2,227)
Net cash provided (used) by operating activities	**(4,147)**	**(22,980)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	-	9,376
Net cash from investing activities	**-**	**9,376**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	3,000	10,000
Net cash from financing activities	**3,000**	**10,000**
NET INCREASE (DECREASE) IN CASH	**(1,147)**	**(3,604)**
Cash and cash equivalents at beginning of year	25,147	28,751
Cash and cash equivalents at end of year	**$ 24,000**	**$ 25,147**

SUPPLEMENTAL DISCLOSURES

	2009	2008
Cash paid during the year for:		
Interest expense	-0-	-0-
Income taxes	-0-	-0-

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

FAMILY INCOME PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by placing private transactions for individual investors.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

Income taxes are provided for the tax effects of the transaction reported in the financial statement. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes.

Current Tax Provisions	2009	2008
Federal	$ -	$ -
State	-	-
	$ -	$ -

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 2 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(i) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 3 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2009 and 2008, the company had net capital of $33,799 and $34,170. These amounts exceeded the required net capital by $8,799 and $9,170 respectively. The company's aggregate indebtedness ratio to net capital was 2.93% and 9.06% for the years ended December 31, 2009 and 2008.

SUPPLEMENTARY INFORMATION

FAMILY INCOME PLANNING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the years ended December 31, 2009 and 2008

	2009	2008
TOTAL STOCKHOLDER'S EQUITY	$ 34,867	$ 34,867
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets	(500)	-
TENTATIVE NET CAPITAL	34,367	34,867
Haircut on securities	(568)	(697)
NET CAPITAL	**$ 33,799**	**$ 34,170**
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities	992	3,095
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	2.93%	9.06%
MINIMUM NET CAPITAL REQUIRED	25,000	25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	8,799	9,170
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009 & 2008		
Net capital as reported in Company's Part II:		
Unaudited Focus Report	33,799	34,170
Audit adjustment for accrued and other expenses/timing difference	-	-
NET CAPITAL PER ABOVE	**$ 33,799**	**$ 34,170**

See Accountants' Report and Notes to Financial Statements.

McKNIGHT WOOD & GUY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Thomas G. McKnight, CPA
Stephen M. Guy, CPA

Fred P. Wood, Jr., CPA (Retired)

211 E. Six Forks Road, Suite 112
Raleigh, North Carolina 27609-7743
919-828-7722 Fax 919-828-7758
www.mwgpa.com

To the Board of Directors
Family Income Planning, Inc.
Southern Pines, North Carolina

In planning and performing our audit of the financial statements of Family Income Planning, Inc. for the years ended December 31, 2009 and 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Family Income Planning, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Family Income Planning, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Family Income Planning, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of Family Income Planning, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objective of an internal control structure and the practices and procedures to provide management with reasonable but not absolute assurance that assets for which Family Income Planning, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Family Income Planning, Inc.'s practices and procedures were adequate at December 31, 2009 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McKnight Wood & Guy, P.A.

McKnight Wood & Guy, P.A.

February 18, 2010